UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

AIRBEE WIRELESS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00004 PER SHARE

(Title of Class of Securities)

009253105

(CUSIP Number)

Jordan E. Hamburger, Esq.

Manatt, Phelps & Phillips LLP

11355 W. Olympic Boulevard

Los Angeles, CA 90064

Telephone Number: (310) 312-4331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/21/2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BARTFAM 95-4134678
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization a California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,816,821
8. Shared Voting Power 0
9. Sole Dispositive Power 31,816,821
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,816,821
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bartman Brothers 95-1523569
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization a California general partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,755,504
8. Shared Voting Power 0
9. Sole Dispositive Power 30,755,504
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,755,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William S. Bartman Marital Trust 95-6570484
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 15,980,450
8. Shared Voting Power 0
9. Sole Dispositive Power 15,980,450
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,980,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Bartman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,363,335
8. Shared Voting Power 0
9. Sole Dispositive Power 6,363,335
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,363,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael T. Bartman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,363,335
8. Shared Voting Power 0
9. Sole Dispositive Power 6,363,335
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,363,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John W. Bartman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,545,039
8. Shared Voting Power 0
9. Sole Dispositive Power 9,545,039
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,545,039
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Judith A. Fiskin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,545,039
8. Shared Voting Power 0
9. Sole Dispositive Power 9,545,039
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,545,039
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cecile C. Bartman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 15,980,450
8. Shared Voting Power 0
9. Sole Dispositive Power 15,980,450
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,980,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of: (i) 118,431,761 shares of common stock issued and outstanding on May 12, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on May 20, 2008, for the period ending March 31, 2008, plus (ii) the aggregate number of shares of common stock and securities convertible into or exercisable for shares of common stock within 60 days of the date hereof beneficially owned by all of the reporting persons covered by this schedule.

Item 1. Security and Issuer

This statement refers to the common stock of Airbee Wireless, Inc. , 9400 Key West Avenue, Rockville, Maryland 20850.

Item 2. Identity and Background

Bartfam and Bartman Brothers are investment vehicles for a family fund.

Each of the partnerships, trust and individual reporting persons’ business address is as follows: 11777 San Vicente Boulevard, Los Angeles, California 90049.

None of the reporting persons have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of all funds used to purchase the shares of common stock covered by this schedule is, with respect to the William S. Bartman Marital Trust, the corpus of said trust, and with respect to the other reporting persons, as disclosed above.

The 114,164,562 shares of securities convertible into (12% secured convertible debentures) and exercisable for (warrants to purchase common stock) shares of common stock covered by this schedule were acquired in an exempt private placement by Airbee Wireless, Inc. to the various reporting persons of 12% secured convertible debentures and warrants to purchase common stock.

The 5,750,000 shares of common stock covered by this schedule were acquired pursuant to an anti-dilution provision in the Debenture and Warrant Purchase Agreement, as amended, pursuant to which the reporting persons purchased the debentures and warrants disclosed above.

Item 4. Purpose of Transaction

The reporting persons have acquired the securities covered by this schedule for investment purposes. The reporting persons reserve the right, consistent with applicable law, to acquire additional securities of Airbee Wireless, Inc. (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of Airbee Wireless, Inc., to dispose of their securities of Airbee Wireless, Inc. or to formulate other purposes, plans or proposals regarding Airbee Wireless, Inc. and any of its securities, in each case in light of the reporting persons’ continued evaluation of Airbee Wireless, Inc., market conditions and other factors. Such actions could result in one or more of the transactions described in sub-paragraph (a) through (j) of Item 4 of Schedule 13D, including without limitation (a), (b), (d), (h) and (i) thereof.

Item 5. Interest in Securities of the Issuer

(a) The aggregate amount and percentage of the common stock of Airbee Wireless, Inc. beneficially owned by each of the reporting persons covered by this report is disclosed above on the cover pages hereto. The reporting persons own in the aggregate 5,750,000 shares of common stock and have the right to acquire up to 114,164,562 shares of common stock within 60 days hereof.

(b) Each of the reporting persons has sole/shared power to vote or to direct the vote and dispose or to direct the disposition of that number of shares disclosed above on the cover pages hereto.

(c) The 114,164,562 securities beneficially owned in the aggregate by the reporting persons were acquired in a series of closings of an exempt private placement by Airbee Wireless, Inc. to the various reporting persons of 12% secured convertible debentures and warrants to purchase common stock, which took place on February 6, April 21 and July 31, 2008. The aggregate consideration paid for such securities is $1,401,157.00. The remaining 5,750,000 shares of common stock covered by this scheduled were issued on April 21, 2008 pursuant to an anti-dilution provision in the Debenture and Warrant Purchase Agreement, as amended, pursuant to which the reporting persons purchased the debentures and warrants disclosed above

(d) No person other than the reporting persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None at present, however pursuant to the Debenture and Warrant Purchase Agreement, as amended, pursuant to which the reporting persons acquired the debentures and warrants covered by this schedule, the reporting persons have the right, but are not required to, enter into a Voting Agreement in a form to be mutually agreed by the reporting persons and Airbee Wireless, Inc., providing for, among other things, the right of the reporting persons to appoint two members of the Board of Directors of Airbee Wireless, Inc., and requiring the approval of such members of the Board of Directors in matters concerning financial transactions involving the sale, issuance or repurchase of greater than 1% of Airbee Wireless, Inc.’s then issued and outstanding equity, debt transactions in excess of $100,000.00 in the aggregate during any applicable fiscal year, the sale of all or substantially all of Airbee Wireless, Inc.’s assets in a single transaction or series of transactions, incurrence of capital expenditures in excess of $25,000.00 individually and/or $100,000.00 in the aggregate during any applicable fiscal year, except those expenses incurred in the ordinary course of business, and certain chief executive level hires by Airbee Wireless, Inc.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint filing statement of the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARTFAM, a California limited partnership		BARTMAN BROTHERS, a California general partnership

By:	/s/ Thomas F. Bartman	By:	/s/ John W. Bartman
Name:	Thomas F. Bartman	Name:	John W. Bartman
Title:	General Partner	Title:	General Partner

Thomas F. Bartman, Managing Trustee of The William S. Bartman Marital Trust		Cecile Citron Bartman, Trustee of the Cecile Citron Bartman Trust
/s/ Thomas F. Bartman		/s/ Cecile Citron Bartman
Judith A. Fiskin, Trustee of the Judith A. Fiskin Trust dated April 16, 1996

/s/ Judith A. Fiskin		/s/ John W. Bartman
John W. Bartman

/s/ David A. Bartman		/s/ Michael T. Bartman
David A. Bartman		Michael T. Bartman